Exhibit 99.1

Tiziana Life Sciences Announces Publication in Proceedings of the National Academy of Sciences (PNAS) Illustrating the Immunological Basis of the Mechanism of Action for Intranasal Foralumab

●	Illustrates that the immunological basis of the mechanism of action for intranasal foralumab is based on increasing production of naïve-like T cells and Tregs, while simultaneously decreasing the production of effector T cells

●	Further, highlights how intranasal foralumab has similar immune gene expression effects in COVID patients, MS patients and in heathy volunteers

●	Concludes that immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases

NEW YORK, March 8, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced a publication in the preeminent1 journal, Proceedings of the National Academy of Sciences (PNAS), that illustrates the immunological basis of the mechanism of action (MoA) for intranasal foralumab. A copy of the article can be found at pnas.org.2

Howard L. Weiner, M.D., Co-Director of the Ann Romney Center for Neurologic Diseases at BWH and Chairman of Tiziana’s Scientific Advisory Board, stated, “I am proud to be senior author on this important publication. The identification of a unique mechanism associated with nasal foralumab in humans was consistent across patients with COVID, multiple sclerosis and in healthy volunteers. This modulation of T cell inflammatory response that resulted from suppressing effector features in multiple T cell subsets is consistent with other research done at the Ann Romney Center and validates our scientific rationale for the upcoming IND filing to investigate intranasal foralumab in Alzheimer’s.”

Dr. Tanuja Chitnis, M.D., Professor of Neurology at Brigham Women’s Hospital (BWH) said, “It is an honor to be an author on this seminal research. Furthermore, the unique immunomodulatory signature of intranasal foralumab makes it a promising therapeutic candidate for several rare Orphan pediatric neuroinflammatory diseases, which currently remain untreated. It is my hope to study intranasal foralumab in these underserved indications.”

“This upcoming quarter will be an eventful and productive period for Tiziana,” stated Matthew W. Davis, M.D., RPh, Chief Medical Officer of Tiziana. “The publication of foralumab’s detailed mechanism of action dovetails with our forthcoming Alzheimer’s IND filing for intranasal foralumab and the Phase 2 FDA review comments for our proposed MS trial, all of which are expected this month. March will also be the third month of intranasal foralumab administration in four Expanded Access (EA 3 through EA 6) patients followed by data updates in Q2 2023.Tiziana remains on track to begin its Phase 2 intranasal foralumab non-active Secondary Progressive Multiple Sclerosis trial in Q3 of this year.”

“I am thrilled that PNAS has chosen to publish this critical research on intranasal foralumab,” commented Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana. “Having an intranasal fully human monoclonal antibody that positively modulates the immune system allows Tiziana to explore multiple inflammatory disease indications in addition to multiple sclerosis (MS), and greatly increases the value of our groundbreaking research. The Company also notes Dr. Chitnis’s exciting desire to study intranasal foralumab in rare Orphan pediatric diseases. Tiziana may pursue this unique and attractive opportunity when funding becomes available.”

[1]	https://www.pnas.org/about/article-journal-metrics

[2]	https://www.pnas.org/doi/10.1073/pnas.2220272120

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor, dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets, an effect demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. Intranasal foralumab Phase 2 trials are expected to start in Q3 2023 in patients with non-active SPMS. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of inflammatory human diseases.2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

[2]	https://www.pnas.org/doi/10.1073/pnas.2220272120